Exhibit 99.41

CONSENT OF M3 ENGINEERING & TECHNOLOGY CORP.

Reference is made to the Annual Report on Form 40-F for the year ended September 30, 2004 (the “Annual Report”) of Western Silver Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Description of the Business – Peñasquito Project” in the Company’s Annual Report and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report entitled “Peñasquito Pre-Feasibility Study” dated March 2004, as amended and restated on November 8, 2004, and as further amended and restated on December 10, 2004, which was commissioned by Western Silver, which the Company used, or directly quoted from, in preparing summaries concerning the Peñasquito Project which appear in such Annual Report.

Conrad E. Huss, P.E., Ph.D.

By:  /s/_Conrad E Huss__________

Jerry T. Hanks, P.E.

By:  /s/_Jerry T. Hanks___________

Date: February 14, 2005